SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

Safety Components International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

786474205

(CUSIP Number)

WL Ross & Co. LLC

600 Lexington Avenue

New York, New York 10022

Attention: David H. Storper

Facsimile Number: (212) 317-4892

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 786474205	Schedule 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

4,162,394 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

4,162,394 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,162,394 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.3%
14	TYPE OF REPORTING PERSON

IA

(1)	The shares are beneficially owned directly by WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (together, the “Funds”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund III, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

CUSIP No. 786474205	Schedule 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Fund II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

241,419 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

241,419 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

241,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

(1)	The shares are beneficially owned directly by WLR Recovery Fund II, L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

CUSIP No. 786474205	Schedule 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

3,920,975 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

3,920,975 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,920,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.8%
14	TYPE OF REPORTING PERSON

PN

(1)	The shares are beneficially owned directly by WLR Recovery Fund III, L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

CUSIP No. 786474205	Schedule 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Associates II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

241,419 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

241,419 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

241,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

(1)	The shares are beneficially owned directly by WLR Recovery Fund II, L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

CUSIP No. 786474205	Schedule 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

3,920,975 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

3,920,975 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,920,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.8%
14	TYPE OF REPORTING PERSON

OO

(1)	The shares are beneficially owned directly by WLR Recovery Fund III, L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

CUSIP No. 786474205	Schedule 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

4,162,394 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

4,162,394 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,162,394 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.3%
14	TYPE OF REPORTING PERSON

IN

(1)	The shares are beneficially owned directly by WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (together, the “Funds”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund III, L.P. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

CUSIP No. 786474205	Schedule 13D/A	Page 8 of 13 Pages

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”), of Safety Components International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 41 Stevens Street, Greenville, SC 29605.

Item 2. Identity and Background.

(a)	Names of Persons Filing:

1.	WL Ross & Co. LLC

2.	WLR Recovery Fund II, L.P.

3.	WLR Recovery Fund III, L.P.

4.	WLR Recovery Associates II LLC

5.	WLR Recovery Associates III LLC

6.	Wilbur L. Ross, Jr.

(Each person listed above is a “Reporting Person” and collectively “Reporting Persons”)

(b)	Address of principal business office for each of the Reporting Persons is:

600 Lexington Avenue, 19th Floor
New York, New York 10022

(c)	The principal occupation of each of the Reporting Persons is that of investment advisor.

(d) - (e)	None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

See Item 6 of each cover page.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Common Stock was purchased by the Reporting Persons for the purpose of investment. However, the Reporting Persons may explore strategic alternatives for their investment in the Issuer. In contemplation of a transaction with the Issuer, the Reporting Persons agreed with the Issuer that, until September 21, 2007, the Reporting Persons would not, among other things, (a) acquire any voting securities of the Issuer, (b) enter into any business combinations or mergers involving the Issuer or material amounts of its or its subsidiaries assets, (c) make or participate in a solicitation of proxies, (d) form, join or participate in a “group” within the meaning of 13(D)(3) of the Exchange Act, or (e) otherwise act with any person to seek control of the management, board or policies of the Issuer. As a result, the Reporting Persons obtained a waiver of the foregoing.

The Reporting Persons are reviewing the fit between their strategic goals and those of the Issuer in order to enhance the prospects for each to achieve more focused and company-specific business objectives, as well as to facilitate management’s concentration on achieving those goals. Whether the Reporting Persons will elect to pursue a strategic alternative will depend upon:

•	the price and availability of additional securities of the Issuer;

CUSIP No. 786474205	Schedule 13D/A	Page 9 of 13 Pages

•	subsequent developments affecting the Issuer and the automotive components industry;

•	global and U.S. stock market and economic conditions;

•	other investment and business opportunities available to the Reporting Persons;

•	changes in law or government regulations;

•	tax considerations; and

•	other factors deemed relevant by the Reporting Persons.

Such alternatives may result in (a) the acquisition or disposition of securities of the Issuer, whether through open market transactions or privately negotiated transactions, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may discuss one or more of the foregoing matters with other stockholders of the Issuer or may formulate a plan or proposal relating to one or more of the foregoing matters. In the context of the performance of their duties associated with membership on the Board, any of the designees of the Reporting Persons on the Board may discuss one or more of the foregoing matters with the other directors of the Issuer or the members of the management team of the Issuer or may formulate a plan or proposal relating to one or more of the foregoing matters.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of each cover page.

(b)	See Items 8 and 10 of each cover page.

(c)	Except as described in this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	To the knowledge of the undersigned, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D/A

Exhibit 2	Disclaimer of Beneficial Ownership

CUSIP No. 786474205	Schedule 13D/A	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2006

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 786474205	Schedule 13D/A	Page 11 of 13 Pages

EXHIBIT INDEX TO SCHEDULE 13D/A

SAFETY COMPONENTS INTERNATIONAL, INC.

Exhibit 1	Agreement between WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D/A.

Exhibit 2	Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr.